UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Decibel Therapeutics, Inc.

(Name of Subject Company)

Decibel Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24343R 106

(CUSIP Number of Class of Securities)

Nouhad Husseini

Managing Director

Decibel Therapeutics, Inc.

1325 Boylston Street, Suite 500

Boston, Massachusetts 02215

(617) 370-8701

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew R. Brownstein, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Decibel Therapeutics, Inc., a Delaware corporation (“Decibel”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 25, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Symphony Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”), to acquire all of the issued and outstanding shares of common stock (the “Shares”), of Decibel in exchange for (i) $4.00 per share, payable in cash, without interest and subject to reduction for any applicable withholding of taxes (the “Cash Consideration”), plus (ii) one contractual, non-tradeable contingent value right per share (each, a “CVR”), which entitles the holder to potentially receive contingent payments of up to an aggregate of $3.50 per CVR, without interest and subject to reduction for any applicable withholding taxes, upon the achievement of certain clinical development and regulatory milestones for Decibel’s lead investigational product candidate, DB-OTO, within specified time periods and in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent mutually agreeable to Regeneron and Decibel (the Cash Consideration plus one CVR, together, the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 25, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Regeneron and Purchaser with the SEC on August 25, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “—(g) Forward Looking Statements” (which shall be redesignated as subsection “—(h) Forward-Looking Statements”) at the end of such Item 8:

“(g) Final Results of the Offer and Completion of the Merger

The Offer expired at one minute after 11:59 p.m. Eastern Time, on September 22, 2023 (such date and time, the “Expiration Time”). Computershare, in its capacity as depositary for the Offer, advised that, as of the Expiration Time, a total of 19,797,530 Shares were validly tendered and not validly withdrawn pursuant to the Offer, which Shares, together with all other Shares beneficially owned by Purchaser and its affiliates, represent approximately 86.12% of the Shares outstanding as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer, together with all other Shares beneficially owned by Purchaser and its affiliates, satisfied the Minimum Condition. After the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all such Shares.

As the final step of the acquisition process, Regeneron completed its acquisition of Decibel by consummating the Merger on September 25, 2023, in accordance with Section 251(h) of the DGCL without a vote of Decibel’s stockholders. At the Effective Time of the Merger, Purchaser was merged with and into Decibel, the separate existence of Purchaser ceased, and Decibel continued as the Surviving Corporation and a wholly owned subsidiary of Regeneron. Each issued and outstanding Share (other than (i) Shares that were owned by Decibel or held in the treasury of Decibel, (ii) Shares then held by Regeneron or Purchaser, (iii) Shares then held by any wholly owned subsidiary of Regeneron (other than Purchaser) or any wholly owned subsidiary of Decibel and (iv) Shares with respect to which the holders thereof have properly exercised and perfected demands for appraisal of such shares in accordance with Section 262 the DGCL) was converted automatically into and thereafter represent only the right to receive the Offer Consideration.

As a result of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Regeneron and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Decibel’s reporting obligations under the Exchange Act as promptly as practicable.

On September 25, 2023, Regeneron issued a press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(I)	Press Release of Regeneron Pharmaceuticals, Inc. dated September 25, 2023 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2023

DECIBEL THERAPEUTICS, INC.

By:	/s/ Nouhad Husseini
Name: Nouhad Husseini
Title: Managing Director